[W&C Draft: (New York) February 13, 1998]




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             STOLT COMEX SEAWAY S.A.
                                (NAME OF ISSUER)

                         COMMON SHARES, $2.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   L8873E 10 3
                                 (CUSIP Number)

ALAN B. WINSOR, ESQ.                                WITH COPIES TO:
STOLT-NIELSEN INC.                                  DONALD P. MADDEN, ESQ.
8 SOUND SHORE DRIVE                                 WHITE & CASE
POST OFFICE BOX 2300                                1155 AVENUE OF THE AMERICAS
GREENWICH, CT  06836                                NEW YORK, NY 10036
203-625-3667                                        212-819-8800

           ---------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)



                                SEPTEMBER 1, 1997
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [L8873E 10 3]                        Page 2 of 20 Pages
---------------------------------              --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JACOB STOLT-NIELSEN, JR.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)( )
                                                                        (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           NORWEGIAN
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH                  0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                                    17,000,000 (see Item 2)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                                     0
                                    ------- ------------------------------------
                                     10     SHARED   DISPOSITIVE  POWER
                                               17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              43.3% (CURRENTLY 60.4% OF VOTING POWER - SEE ITEM 2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [L8873E 10 3]                                      Page 3 of 20 Pages
---------------------------------              --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ANSBACHER (CAYMAN) LIMITED
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)( )
                                                                         (B)( 0
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           ( )
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           CAYMAN ISLANDS
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH                  0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              17,000,000 (see Item 2)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                                     0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             43.3% (CURRENTLY 60.4% OF VOTING POWER - SEE ITEM 2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [L8873E 10 3]                        Page 4 of 20 Pages
---------------------------------              --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CAYMAN INTERNATIONAL TRUST COMPANY LIMITED
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)( )
                                                                         (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           CAYMAN ISLANDS
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH                  0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              17,000,000 (see Item 2)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                                     0
                                    ------- ------------------------------------
                                     10      SHARED DISPOSITIVE POWER 17,000,000
                                             (see Item 2)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3% (CURRENTLY 60.4% OF VOTING POWER - SEE ITEM 2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
          CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [L8873E 10 3]                        Page 5 of 20 Pages
---------------------------------              --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           FIDUCIA LTD.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)( )
                                                                         (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH                  0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              17,000,000 (see Item 2)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                                     0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3% (CURRENTLY 60.4% OF VOTING POWER - SEE ITEM 2)
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [L8873E 10 3]                        Page 6 of 20 Pages
---------------------------------              --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           STOLT-NIELSEN S.A.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)( )
                                                                         (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           LUXEMBOURG
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH                  0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                                    17,000,000 (see Item 2)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                                     0
                                    ------- ------------------------------------
                                     10     SHARED   DISPOSITIVE  POWER
                                             17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,000,000 (see Item 2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.3% (CURRENTLY 60.4% OF VOTING POWER - SEE ITEM 2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
-------- -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This statement on Schedule 13D relates to the Common Shares, $2.00 par value (the "Common Shares") of Stolt Comex Seaway S.A. ("SCS"), the principal executive offices of which are located at c/o Stolt Comex Seaway M.S. Ltd., Bucksburn House, Howes Road, Bucksburn, Aberdeen AB21 9RQ, Scotland.


ITEM 2.  IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Jr. ("Mr. Stolt-Nielsen"), Ansbacher (Cayman) Limited ("Ansbacher"), Cayman International Trust Company Limited ("CIT", and together with Ansbacher, the "Trustees"), Fiducia Ltd. ("Fiducia"), and Stolt-Nielsen S.A. ("SNSA" and, together with Mr. Stolt-Nielsen, the Trustees and Fiducia the "Reporting Persons").

          SNSA beneficially owns 34,000,000 Class B Shares, $2.00 par value (the "Class B Shares"), of SCS. The Class B Shares have per share voting rights equivalent to those of the Common Shares and are convertible into Common Shares on a two-for-one basis, at any time at the option of the holder thereof and on certain other conditions. As a result of such ownership, SNSA is the beneficial owner of 17,000,000 Common Shares of SCS.

          The attached Schedule A is a list of the executive officers and directors of SNSA which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          The attached Schedule B is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of SNSA and Fiducia, none of the persons named on Schedules A and B, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This Schedule 13D does not describe the intermediate holding company Stolt Parcel Tankers Inc. ("SPTI"). SPTI exercises no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that it may have officers and/or directors in common with the companies described herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No transfer of the Common Shares held by SNSA occurred. Mr. Stolt-Nielsen and members of his immediate family contributed shares of SNSA to Fiducia in exchange for shares of Fiducia. Mr. Stolt-Nielsen and such family members transferred the shares of Fiducia to the Trustees to be held in trust for the benefit of the Stolt-Nielsen family.

ITEM 4.  PURPOSE OF THE TRANSACTION

          This filing is the result of the reorganization of the ownership structure of the shares of SNSA held by Mr. Stolt-Nielsen and his family. SNSA beneficially owns 34,000,000 Class B Shares, $2.00 par value (the "Class B Shares"), of SCS. The Class B Shares are convertible into Common Shares on a two-for-one basis, at any time at the option of the holder thereof and on certain other conditions. As a result of such ownership and since each Class B Share is equivalent to one Common Share for voting purposes, SNSA is deemed the beneficial owner of 17,000,000 Common Shares of SCS. Previous filings relating to the ownership of the Common Shares by SNSA were filed on Schedule 13G.

          None of the Reporting Persons and, to the best knowledge of SNSA and Fiducia, none of the persons set forth on Schedules A and B, respectively, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of SCS or the disposition of securities of SCS; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of SCS or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of SCS or any of its subsidiaries; (d) any change in the present board of directors or management of SCS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of SCS; (f) any other material change in SCS's business or corporate structure; (g) changes in SCS's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of SCS by any person; (h) any of SCS's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of SCS's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Shares or to dispose of Common Shares in the ordinary course of managing their businesses and investment portfolios or meeting their fiduciary obligations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) Mr. Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iii) CIT may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (v) SNSA may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (vi) Of the persons listed in Schedules A and B, the following are the beneficial owners of Common Shares in amounts shown next to their names:

                  Carroll N. Bjornson                         1,000

          (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition of Common Shares. By reason of the relationships and understandings described in Item 6, such power, when stated to be shared, is shared with the other Reporting Persons.

          (c) Through a series of transfers completed in 1997, Mr. Stolt-Nielsen and members of his family transferred substantially all common shares of SNSA held by them to Fiducia in exchange for shares of Fiducia, which were then transferred to the Trustees, who hold such shares in substantially equal amounts in trust for the benefit of the Stolt-Nielsen family.

          (d) All dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are ultimately received by Fiducia for the benefit of the shareholders of Fiducia.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Board of Directors of SNSA, of which Mr. Stolt-Nielsen is Chairman, has the power to direct the voting of the Common Shares held by SNSA. The Board of Directors of Fiducia has granted a power of attorney to Mr. Stolt-Nielsen to vote the common shares of SNSA held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of SNSA.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

   Exhibit No.                     Description
   -----------                     -----------
        1              Consent of Ansbacher (Cayman) Limited
        2              Consent of Cayman International Trust Company
                         Limited
        3              Consent of Fiducia Ltd.
        4              Consent of Stolt-Nielsen S.A.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1998

                                                 /s/ Jacob Stolt-Nielsen, Jr.
                                                 ---------------------------
                                                 Name:  Jacob Stolt-Nielsen, Jr.

                                                                     SCHEDULE A

SNSA
----
         Each person named below is a director or executive officer of SNSA:

                                                                                   PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP                    BUSINESS ADDRESS                                      EMPLOYMENT
--------------------                    ----------------                           --------------------------------
Jacob Stolt-Nielsen, Jr.                c/o Stolt-Nielsen Limited               Chairman of the Board of
Norwegian                               Aldwych House                           Stolt-Nielsen S.A.
                                        71-91 Aldwych
                                        London WC2B 4HN, ENGLAND

Carroll N. Bjornson                     8 Sound Shore Drive
American                                Greenwich, Connecticut 06836

Philip W. Darwin                        c/o Stolt-Nielsen Limited
British                                 Aldwych House
                                        71-91 Aldwych
                                        London WC2B 4HN, ENGLAND

Erling C. Hjort                         Wikborg, Rein & Co.                     Attorney
Norwegian                               Kronprinsesse Marthas Plass 1
                                        P.O. Box 1513 Vika
                                        0117 Oslo, NORWAY

Tadoshi Mamiya                          NYK Bulkship (Europe) Ltd.              Managing Director,
Japanese                                45 Old Bond Street                      NYK Bulkship (Europe) Ltd.
                                        London W1X 1AQ
                                        ENGLAND

Christer Olsson                         Walleniusrederierna AB                  Chairman, Walleniusrederierna AB
Swedish                                 Swedenborgsg 19
                                        P.O. Box 17086
                                        S10462 Stockholm, SWEDEN

Jacob B. Stolt-Nielsen                  c/o Stolt-Nielsen A.S.                  President, Terminal Division
Norwegian                               Grev Wedels Plass 5                     of Stolt-Nielsen S.A.
                                        P.O. Box 370 Sentrum
                                        0102 Oslo, NORWAY

Niels Gregers Stolt-Nielsen             Stolt Sea Farm A.S.                     President, Seafood Division
Norwegian                               Grev Wedels Plass 5                     of Stolt-Nielsen S.A.
                                        P.O. Box 370 Sentrum
                                        0102 Oslo, NORWAY

Christopher J. Wright                   Stolt-Nielsen Limited                   President and Chief Operating Officer
British                                 Aldwych House                           of Stolt-Nielsen S.A.
                                        71-91 Aldwych
                                        London WC2B 4HN, ENGLAND

Jan Chr. Englehardtsen                  c/o Stolt-Nielsen Inc.                  Chief Financial Officer of
Norwegian                               8 Sound Shore Drive                     Stolt-Nielsen S.A.
                                        Greenwich, Connecticut 06836

Samuel Cooperman                        Stolt Parcel Tankers Inc.               President, Tanker Division
American                                8 Sound Shore Drive                     of Stolt-Nielsen S.A.
                                        Greenwich, Connecticut 06836

Reginald J.R. Lee                       Stolt Tank Containers Limited           President, Tank Container Division of
British                                 Stolt-Nielsen House                     Stolt-Nielsen S.A.
                                        1-5 Oldchurch Road
                                        Romford, Essex RM7 0BQ
                                        ENGLAND

Bernard Vossier                         Stolt Comex Seaway M.S. Ltd.            President, Subsea Services Division
French                                  Bucksburn House                         of Stolt-Nielsen S.A.
                                        Howes Road
                                        Bucksburn
                                        Aberdeen AB21 9RQ
                                        SCOTLAND

                                                                     SCHEDULE B


FIDUCIA
-------

          Each person named below is a director or executive officer of Fiducia:

                                                                                   PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP                    BUSINESS ADDRESS                                      EMPLOYMENT
--------------------                    ----------------                           -------------------------------
Jacob Stolt-Nielsen, Jr.                c/o Stolt-Nielsen Limited               Chairman of the Board of
Norwegian                               Aldwych House                           Stolt-Nielsen S.A.
                                        71-91 Aldwych
                                        London WC2B 4HN, ENGLAND

Jacob B. Stolt-Nielsen                  Stolthaven Terminals Inc.               President, Terminal Division
Norwegian                               15602 Jacintoport Boulevard             of Stolt-Nielsen S.A.
                                        Houston, Texas  77015

Niels Gregers Stolt-Nielsen             Stolt Sea Farm A.S.                     President, Seafood Division
Norwegian                               Grev Wedels Plass 5                     of Stolt-Nielsen S.A.
                                        P.O. Box 370 Sentrum
                                        0102 Oslo, NORWAY

John G. Wakely                          Stolt Tank Containers                   Chairman, Stolt Tank Containers
British                                 Leasing Ltd.                            Leasing Ltd.
                                        British American Building
                                        133 Front Street - 4th floor
                                        P.O. Box HM 3143
                                        Hamilton HM-12, BERMUDA

John M. Sharpe                          Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

Malcom C. Furbert                       Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

Catharine J. Lymbery                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

Charles G. Collis                       Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

                                  EXHIBIT INDEX



Exhibit No.                Description
-----------                -----------

    1          Consent of Ansbacher (Cayman) Limited

    2          Consent of Cayman International Trust Company Limited

    3          Consent of Fiducia Ltd.

    4          Consent of Stolt-Nielsen S.A.

                      Consent of Ansbacher (Cayman) Limited
                      -------------------------------------


          The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Stolt-Nielsen S.A., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                      ANSBACHER (CAYMAN) LIMITED



                                      By: /s/ G. Crossan
                                         ----------------------------------
                                          Name:  G. Crossan
                                          Title:  Authorized Signatory



                                      By: /s/ J. Bryan Bothwell
                                         ----------------------------------
                                         Name:  J. Bryan Bothwell
                                         Title:  Authorized Signatory

                                             ----------------------------------
                                             Page 20 of 20 Pages
                                             ----------------------------------
                                                                      EXHIBIT 2


              Consent of Cayman International Trust Company Limited
              -----------------------------------------------------


          The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Stolt-Nielsen S.A., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                      CAYMAN INTERNATIONAL TRUST
                                        COMPANY LIMITED


                                      By: /s/ G. Crossan
                                         ----------------------------------
                                          Name:  G. Crossan
                                          Title:  Authorized Signatory



                                      By: /s/ J. Bryan Bothwell
                                         ----------------------------------
                                         Name:  J. Bryan Bothwell
                                         Title:  Authorized Signatory

                                                                      EXHIBIT 3


                             Consent of Fiducia Ltd.
                             -----------------------


          The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                                     FIDUCIA LTD.



                                                     By: /s/ J.G. Wakely
                                                        ----------------------
                                                        Name:  J.G. Wakely
                                                        Title:  Chairman

                                                                      EXHIBIT 4

                          Consent of Stolt-Nielsen S.A.
                          -----------------------------


                  The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Stolt-Nielsen S.A., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                                     STOLT-NIELSEN S.A.



                                                     By: /s/ Alan B. Winsor
                                                        -----------------------
                                                        Name:  Alan B. Winsor
                                                        Title:  Attorney-in-Fact